FILE NO. 0-25322
                                                                ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For October 1, 2003


                        GENSCI REGENERATION SCIENCES INC.
               ---------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
                    ----------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
                    ----------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                Yes              |X|               No                |_|

                                         Rule 12g-3-2(b) #: 82-2803

                    ISOTIS-GENSCI MERGER VIRTUALLY COMPLETED
                   LARGE MAJORITY SUPPORTS MERGER AT BOTH EGMS
IRVINE / LAUSANNE / BILTHOVEN / TORONTO, OCTOBER 1, 2003 - Shareholders of IsoTis S.A. (SWX/Euronext Amsterdam: ISON) have given their full support to the merger of IsoTis with GenSci OrthoBiologics (TSX: GNS) by approving the ordinary increase of share capital for the issuance of IsoTis shares at the IsoTis Extraordinary General Meeting that concluded this morning in Lausanne. At the EGM, 99.75% voted in favor of the combination, which is to be called IsoTis OrthoBiologics. The vote follows yesterday's EGM of GenSci in Vancouver, Canada at which 99.9% of the shareholders voted in favor of the merger.
IsoTis OrthoBiologics' Board of Directors will consist of James S. Trotman (Chairman), Aart Brouwer (Vice-Chairman), Patrick Aebischer, Darrell J. Elliott, Henjo Hielkema, Daniel W. Kollin, and Jacques Essinger as executive member. Jacques Essinger, Chief Executive Officer of IsoTis OrthoBiologics said: "This is a great moment for the new company. By joining forces, IsoTis and GenSci are creating a competitive, independent, and sustainable orthobiologics company. The votes at the respective EGMs clearly demonstrate that our vision has the firm support of our shareholders. Our teams on both sides at the Atlantic are fully prepared, and eager to push forward, and achieve our growth targets for 2004, 2005, and beyond. Sales growth will be the measure of our performance from now on." James S. Trotman MD, Chairman and founder of GenSci said: "I am tremendously pleased to see that the vision both companies had in the spring of this year is becoming a reality. The new company clearly has the strong support of shareholders on both sides of the ocean. The new board members are confident that the new management team can lead IsoTis Orthobiologics to achieving its stated objective of doubling combined top-line revenues and reaching profitability in 2005."

EVENTS TOWARDS EFFECTIVE CLOSING OF TRANSACTION

     o    6 October - Plan of  Arrangement  Hearing,  Supreme  Court of  British
          Columbia
               o    Approval of Plan of Arrangement
     o    14 October - Confirmation Hearing, California Bankruptcy Court
               o    GenSci OrthoBiologics' emergence from Chapter 11
     o    27 October - Effective date
     o    31 October - new IsoTis shares to be issued




FOR FURTHER INFORMATION, CONTACT:
ISOTIS:                             GENSCI:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Media & investor relations          Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
                                            --------------------               -------------------
E-mail: investor.relations@IsoTis.com
        -----------------------------
Web: genscimerger.IsoTis.com

ROCHAT & PARTNERS                   CITIGATE FIRST FINANCIAL:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
        -------------------
                                    E-mail: barbara.jansen@citigateff.nl
                                            ----------------------------

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,'

'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

                     MERGER TAKES MAJOR STEP TOWARDS CLOSING
       GENSCI SHAREHOLDERS GIVE FULL SUPPORT TO MERGER WITH ISOTIS AT EGM

IRVINE / LAUSANNE / BILTHOVEN / TORONTO, SEPTEMBER 30, 2003 - Shareholders of GenSci Regeneration Sciences Inc. (TSX: GNS) have given their full support to the merger of GenSci OrthoBiologics with IsoTis at the Extraordinary General Meeting today in Vancouver, Canada. At GenSci's EGM, the special resolution approving the Plan of Arrangement (i.e. merger) was passed by 99.90% of the votes cast by the GenSci Shareholders present or represented by proxy. Tomorrow morning, the IsoTis EGM will take place in Lausanne from 9-11AM. The companies will announce the result of the combined vote immediately after the conclusion of the IsoTis EGM.

FOR FURTHER INFORMATION, CONTACT:
ISOTIS:                             GENSCI:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Media & investor relations          Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
                                            --------------------               -------------------
E-mail: investor.relations@IsoTis.com
        -----------------------------
Web: genscimerger.IsoTis.com

ROCHAT & PARTNERS                   CITIGATE FIRST FINANCIAL:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
        -------------------
                                    E-mail: barbara.jansen@citigateff.nl
                                            ----------------------------

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                    GENSCI REGENERATION SCIENCES INC.
                                    ---------------------------------
                                                 (REGISTRANT)


Date: 10-01-03                                   /s/ Peter B. Ludlum
                                                 -------------------
                                                 Peter B. Ludlum
                                                 Chief Financial Officer